SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 REUTERS GROUP PLC

     (Registrant) Dated: March 11, 2005 By: /s/ Nancy C. Gardner

10 March 2005.                                BT and Reuters Sign Major Contract

BT also to acquire Radianz from Reuters

London - BT and Reuters (RTR:LSE) today announced that BT will become Reuters supplier of network services in a contract under which Reuters is expected to spend in the region of $3 billion over eight and a half years. BT will also acquire Radianz, the leading financial services extranet provider, from Reuters for a consideration of $175m for the business plus any cash remaining on the balance sheet, net of working capital adjustments, at the date of completion.

Under the network services agreement, BT will provide and manage secure data networks for Reuters products and services world wide. This will see
Reuters customers benefit from the breadth and flexibility of BT's global portfolio of networked IT services. In addition, BT's skills and expertise in the provision and management of highly resilient networks will enable Reuters to continue the substantial improvements to its products.

The purchase of Radianz is an important step in BT's continuing transformation into a global provider of networked IT services. The move is a logical evolution for Radianz, strengthening its position as a neutral, shared market infrastructure provider for the financial services industry. Following the acquisition, Radianz will continue to provide high quality extranet services for Reuters and the global financial services market. The company and its customers will benefit from a broader range of integrated services in the future provided by BT.

Tom Glocer, Reuters Group Chief Executive, said: "The network services agreement with BT signals the start of an important relationship. It will see
Reuters and its customers benefit from the range of communication services that BT and Radianz will provide to the financial services community. Along with the sale of Radianz, it also sees Reuters exiting the provision and management of data networks. This is a major contributor to our Fast Forward business transformation programme and will allow Radianz to build upon its recent successful performance. I look forward to working with BT as a partner.“

Ben Verwaayen, Chief Executive, BT, said: "I am very excited about the possibilities that come from this relationship and believe the benefits for both companies will be significant. For Reuters, having a high-performance communications network is central to its business. The network services contract is the latest example of major enterprise customers choosing BT as their global communications partner. The acquisition of Radianz is of strategic importance as the global financial services market offers a huge opportunity to BT, and this will form the cornerstone of our approach to this sector."

This is the latest in a series of announcements by BT of major customer contract wins. It also follows the acquisitions of Albacom and Infonet. The deal announced today is the result of the news in October 2004 that BT and Reuters were in exclusive discussions about a long-term network services agreement and ownership of Radianz. The completion of the network services agreement is subject to the completion of the acquisition of Radianz by
BT, which is subject to final regulatory approvals and other customary completion conditions, expected in the next three months.

The consideration for BT's acquisition of Radianz from Reuters will be satisfied in cash at completion. Reuters intends to use the proceeds from the sale of Radianz to invest in its business and pay down debt. As a result of the transaction, future funding obligations from Reuters to Radianz of $44m will be extinguished. Radianz had reported net assets of $185m as at 31 December, 2004 and a 2004 loss before tax of $2m (Radianz results are currently unaudited).

Ends

About Reuters
Reuters ( www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has
14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world's largest international multimedia news agency.

In 2004, Reuters Group revenues were £2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Forward-looking statements

This presentation may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading 'Risk Factors'. Copies of the Annual Report and
Form 20-F 2004 and the press releases referenced above are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. In particular,
Reuters ability to complete the transactions and realize the anticipated benefits is subject to the risks that the conditions to such transactions may not be not satisfied and that BT's acquisition and operation of Radianz may not result in the anticipated benefits and efficiencies to Reuters. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

About BT
BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include
IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.

BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

BT Global Services, providing IT and networking services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was £18,519 million with profit before goodwill amortisation, exceptional items and taxation of £2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT) is the leading provider of secure, reliable, and scalable connectivity to the global financial community. The Company's shared Group and encompasses virtually all businesses and assets of the BT Group. For more information, visit www.bt.com/aboutbt

About Radianz

Radianz (www.radianz.com market infrastructure is a neutral platform that provides turnkey access to a broad array of pre-trade, trade, and post-trade applications from leading content and service providers across the straight-through processing (STP) chain. In 2004, both the readers and editors of WATERS magazine in separate surveys named Radianz "Best Network Provider."

Radianz and the lighthouse logo are trademarks of the Radianz group of companies worldwide.

For Reuters
Johnny Weir (UK)
Telephone: +44 (0)207 542 5211
Mobile: +44 (0)7990 565 211
johnny.weir@reuters.com

For BT
Jenny Reardon (UK)
Telephone + 44 (0)207 356 5369
jennifer.reardon@bt.com

Eileen Connolly (US)
Telephone: +1 908 410 1419
eileen.connolly@bt.com

For Radianz
Seetha Chinnappa (UK)
Telephone: +44 (0)207 650 9504
Mobile: +44 (0)7990 567 236
seetha.chinnappa@radianz.com

Eva Zaeschmar (US)
Telephone: +1 212 415 4686
Mobile: +1 646 732 4859
eva.zaeschmar@radianz.com

10 March 2005

REUTERS ADOPTS INTERNATIONAL FINANCIAL REPORTING STANDARDS

London - Global information company Reuters (RTR.L; RTRSY.O) today gave guidance on the anticipated effect of International Financial Reporting
Standards (IFRS) on its results (excluding Instinet) for the year ended 31 December 2004. Reuters preliminary 2004 financial results were previously published on 16 February 2005 under UK Generally Accepted Accounting Principles (UK GAAP).

From the beginning of 2005 IFRS formed the primary accounting basis for Reuters results. As part of this transition, Reuters is providing indicative unaudited external guidance on the anticipated impact of IFRS on its most recent UK GAAP results to provide provisional comparative information and opening balances for the new financial period.

The primary changes expected from the adoption of IFRS on Reuters reported results (excluding Instinet) for the year ended 31 December 2004 are:

capitalisation, amortisation and impairment of certain development costs capitalisation and amortisation of software licences and associated implementation costs recognition of employee benefit related assets and obligations, principally pensions and share based payments the requirement not to amortise goodwill on a straight-line basis, but to review it annually for impairment recognition of deferred tax liabilities on a wider basis.

These changes are expected to increase Reuters core 2004 profit after tax for the period by £12m. Additional details of the expected 2004 financial impact, as well as a discussion of the potential 2005 impacts, can be found on the Reuters website.

Reuters will hold a presentation for investors and analysts to explain these changes in more detail. It will be webcast live today from 14.00 GMT and available for replay from 18:00 GMT at www.reuters.com/webcast/ifrs

IFRS standards are subject to ongoing amendment by the International Accounting Standards Board and subsequent endorsement by the European
Commission and may therefore change.  There may also be new standards that Reuters may wish to adopt early.  As a result, the numbers reported in
Reuters 2005 year end results may vary from those included in the guidance provided.

Ends

Contacts

Investors

Steve Trowbridge

Tel: +44 (0) 20 7542 7057

steve.trowbridge@reuters.com

Miriam McKay

Tel: +44 (0) 20 7542 7057

miriam.mckay@reuters.com

Karen Almeida

Tel: +44 (0) 20 7542 8617

karen.almeida@reuters.com

Press

Johnny Weir

Tel: +44 (0) 20 7542 5211

johnny.weir@reuters.com

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading "Risk Factors". Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street,
London EC4P 4AJ.  Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements

332

(25)

357

Reuters operating profit before amortisation of goodwill and other intangibles, impairments and restructuring

17

3

14

   Impairment of goodwill and other intangibles

15

(40)

55

   Amortisation of goodwill and other intangibles

120

-

120

   Restructuring charges

Exclude:

180

12

168

Reuters operating profit

(29)

Exclude Instinet Group operating profit

197

Reuters Group operating profit

£m

£m

£m

IFRS

IFRS
Impact

UK GAAP

Reconciliation of non-GAAP operating profit for continuing operations

ANALYSTS’S WORKBOOK

Reconciliations of non GAAP measures under UK GAAP and IFRS

14.1%

(1.0%)

15.1%

Reuters operating margin before amortisation of goodwill and other intangibles, impairments and restructuring

0.8%

0.2%

0.6%

   Impairment of goodwill and other intangibles

0.6%

(1.7%)

2.3%

   Amortisation of goodwill and other intangibles

5.1%

-

5.1%

   Restructuring charges

Exclude:

7.6%

0.5%

7.1%

Reuters operating margin

(5.4%)

Exclude Instinet Group operating margin

6.8%

Reuters Group operating margin

%

%

%

IFRS

IFRS Impact

UK GAAP

Reconciliation of non-GAAP operating margin for continuing operations

212

(20)

232

Reuters profit before taxation, amortisation of goodwill and other intangibles, impairments and disposals

(206)

17

(223)

   Disposals

18

-

18

   Impairments

15

(41)

56

   Amortisation of goodwill and other intangibles

Exclude:

385

4

381

Reuters profit before taxation

(56)

Exclude Instinet Group profit before tax

437

Reuters Group profit before taxation

275

Reuters Group profit before taxation, amortisation of goodwill and other intangibles, impairments and disposals

(243)

   Disposals

18

   Impairments

63

   Amortisation of goodwill and other intangibles

Exclude:

437

Reuters Group profit before taxation

£m

£m

£m

IFRS

IFRS Impact

UK GAAP

Reconciliation of non-GAAP profit before taxation for continuing operations

-

-

(1.6)

Exclude Instinet Group EPS

-

-

25.1

Reuters Group EPS

14.3

Reuters Group EPS before amortisation of goodwill and other intangibles, impairments, disposals and non-recurring tax effects of impairments, reorganisations and disposals

0.2

Adjustment to equity minority interest for effect of amortisation of goodwill and other intangibles, impairments and disposals

0.6

Adjustments to tax charge for non-recurring tax effects of impairments, reorganisations and disposals

(17.4)

   Disposals

1.3

   Impairments

4.5

   Amortisation of goodwill and other intangibles

Exclude:

25.1

Reuters Group EPS

pence

pence

pence

IFRS

IFRS Impact

UK GAAP

Reconciliation of EPS for continuing operations

14.1%

15.1%

Reuters

Pre-Restructuring Margin

401

Group

44

Instinet

332

(25)

357

Reuters

Operating profit before restructuring, amortisation and impairment of subsidiary intangibles

(2,484)

Group

6

Intra-Group

(486)

Instinet

(2,029)

(25)

(2,004)

Reuters

Operating Costs before restructuring, amortisation and impairment of subsidiary intangibles

2,885

Group

(6)

Intra-Group

530

Instinet

2,361

-

2,361

Reuters

Revenue

IFRS

Impact

UK GAAP

£m

2004

IFRS

2004

Reference
to
Calculation

Note
s

Full Year

Full Year

Reuters Group Profit and Loss Account

385

4

381

Reuters

(D)

Profit before taxation (PBT)

243

Group

20

Instinet

206

(17)

223

Reuters

(C)

Disposals

(5)

Group

-

Instinet

(2)

3

(5)

Reuters

(B)

Amortisation and impairment of affiliate intangibles

(4)

Group

6

Instinet

(11)

(1)

(10)

Reuters

Net Interest

6

Group

1

Instinet

12

7

5

Reuters

Affiliates and investment income

197

Group

29

Instinet

180

12

168

Reuters

Operating Profit

(2,688)

Group

6

Intra-Group

(501)

Instinet

(2,181)

12

(2,193)

Reuters

Operating Costs

(76)

Group

(7)

Instinet

(32)

37

(69)

Reuters

(A)

Amortisation and impairment of subsidiary intangibles

(128)

Group

(8)

Instinet

(120)

-

(120)

Reuters

Restructuring Costs

25.1p

Group

1.6p

Instinet

24.5p

1.0p

23.5p

Reuters

EPS for continuing operations

1,400

1,400

Average number of Shares in million

351

Group

22

Instinet

343

14

329

Reuters

Earnings for continuing operations

38%

Minority Share (average over the year)

(13)

Instinet

(1)

Minority Interest

Group

Instinet

(2)

(2)

Reuters

Discontinuing Operations

(73)

Group

(21)

Instinet

(42)

10

(52)

Reuters

Tax

437

Group

56

Instinet

385

4

381

Reuters

(D)

Profit before taxation (PBT)

IFRS

David Grigson

Chief Financial Officer

10 March 2005

Financial Impact

Objectives

To show the impact of IFRS on Reuters
2004 results

To show the expected impact of known
IFRS changes in 2005

Key impacts for Reuters 2004 financial statements

Income Statement

No impact on revenue

£4m increase on pre-tax profit

Radianz consolidated from 16 November but treated as discontinuing operation

Cash Flow

No impact other than Radianz consolidated under IFRS

Balance Sheet

Increase of £97m in net assets on adoption date
(1 January 2004)

Reuters – impact of IFRS on 2004 profit and EPS

CONTINUING OPERATIONS

   Revenue

   Operating costs

   Operating profit

   Affiliates/investment income

   Net interest

   Amort/impairment of affiliate intangibles & investments

   Profit/(loss) on disposals

   Profit before tax

   Taxation

   Profit for the year for continuing operations

DISCONTINUING OPERATIONS

    Loss for the year for discontinuing operations

PROFIT FOR YEAR

EPS for continuing operations

           2,361

          (2,193)

               168

                    5

                (10)

                   (5)

               223

               381

                (52)

               329

                     -

               329

              23.5p

                     -

                 12

                 12

                    7

                   (1)

                    3

                (17)

                    4

                 10

                 14

                   (2)

                 12

              1.0p

           2,361

          (2,181)

               180

                 12

                (11)

                   (2)

               206

               385

                (42)

               343

                   (2)

               341

           24.5p

IFRS

impact

IFRS

restated

£m

UK GAAP reported

Reuters – impact of IFRS on 2004 operating profit

Revenue

Operating costs (before restructuring,
amortisation and impairment of subsidiary intangibles)

Operating profit (before restructuring,
amortisation and impairment of subsidiary intangibles)

Restructuring

Amortisation/impairment of subs intangibles

Operating profit

Operating margin

Operating margin (before restructuring,
amortisation and impairment of subsidiary intangibles)

        2,361

      (2,004)

              357

            (120)

                 (69)

               168

                          -

                  (25)

               (25)

                          -

                    37

                    12

        2,361

      (2,029)

               332

            (120)

                 (32)

               180

7.1%

15.1%

7.6%

14.1%

IFRS

impact

IFRS

restated

£m

UK GAAP
reported

2004 CASH FLOW

       Free cash flow

       Net debt (31 December 2004)

BALANCE SHEET

       Net assets 1 January 2004

       Net assets 31 December 2004

8

43

97

102

      211

    (169)

      386

      586

      219

    (126)

      483

      688

Reuters – impact of IFRS on 2004 cash flow and                   balance sheet

IFRS

impact

IFRS

restated

£m

UK GAAP

Reuters – movement in 2004 post-tax profit

UK GAAP

IFRS

£329m

£341m

(£8m)

(£17m)

Development

& software
licences

Disposals

Employee
benefits

(£20m)

Other

Goodwill
amortisation

&

impairment

Taxation

£35m

£10m

£12m

Reuters

2004

Financial
Impact

Reuters - development & software licence costs

UK GAAP

IFRS

Both internally developed and acquired software costs expensed as incurred through P&L

Continue to expense product maintenance and enhancements

Capitalise certain new product development and software licences

Amortise capitalised amounts over expected useful lives, test for impairment as required

Decrease in 2004 pre-tax profit of £20m

Increase in net assets on adoption date (1January 2004) of £51m

Reuters

2004

Financial
Impact

UK GAAP

IFRS

Reuters – employee benefits (share based payments)

Charge based on intrinsic value of awarded shares at grant date

No charge for SAYE and DSOP plans

Income statement cost represents fair value of all share awards at grant date

Cost calculated using option pricing models

Applies to all options granted after 7 November 2002

Decrease in 2004 pre-tax profit of £7m as a result of additional charges

No impact on net assets as credit taken to reserves

Reuters

2004

Financial
Impact

UK GAAP

IFRS

Reuters – employee benefits (pension costs)

Defined Benefit (DB) pension plan liabilities charged to P&L over expected service lives of employees

Net fair value of DB plan assets and liabilities recognised on balance sheet

Decrease in net assets on adoption date of £11m

Decrease in 2004 pre-tax profit of £1m

Movement in fair value of net liabilities taken directly to reserves in 2004 of £24m

Reuters

2004

Financial
Impact

UK GAAP

IFRS

Reuters – goodwill amortisation and impairment

Goodwill amortised through P&L on a straight line basis

Reviewed for impairment periodically or if specific event occurs

Not amortised through income statement

Annual test for impairment

Goodwill on balance sheet on adoption date held at amortised cost

Increase in 2004 pre-tax profit of £35m

No impact on net assets on adoption date

Reuters

2004

Financial
Impact

UK GAAP

IFRS

Reuters – disposals

Profit or loss represents difference between balance sheet
carrying value and net disposal proceeds

Currency translation differences previously taken to reserves now included in profit on disposal calculation

Carrying value higher as no goodwill amortisation

Decrease in 2004 pre-tax profit of £17m

No impact on net assets on adoption date

Reuters

2004

Financial
Impact

UK GAAP

IFRS

Reuters – taxation

Deferred tax based on timing differences which are expected to reverse

Wider in scope as deferred tax includes all temporary differences

£10m credit to tax charge, mainly from decrease in carrying value of intangibles at end of 2004 compared with adoption date

Decrease in net assets on adoption date of £10m

Reuters – expected impact of IFRS on 2005 profit and EPS

Revenue

Operating costs (before restructuring, amortisation

and impairment of subsidiary intangibles)

Operating profit (before restructuring, amortisation

and impairment of subsidiary intangibles)

Amortisation of subsidiary intangibles

Affiliates/investment income

Net interest

Amort/impairment of affiliate intangibles & investments

Profit/(loss) on disposals

Profit before tax

Taxation

Profit for the year

EPS

Expected

IFRS impact

£m

                                  -

         (15) - (20)

         (15) - (20)

                               30

                                    -

                                    -

                                    -

                                    -

                10 - 15

                                    -

                10 - 15

        0.7p - 1.1p

Reuters 2005 guidance

       Underlying recurring revenue Q1

Fast Forward                - cost savings

                          - restructuring charge

Effective tax rate (before restructuring,
amortisation and impairment of subsidiary
intangibles)

Guidance under

UK GAAP

IFRS

(1.5%)

340

  (80)

(1.5%)

340

  (80)

No material change

H1 2005 timetable

MAR 05

APR 05

MAY 05

JUN 05

JUL 05

IFRS Briefing

Restated 2004 from UK GAAP to IFRS

Q1 Trading Statement

Divisional Profitability Briefing

Interim Results

Full IFRS reporting

Appendix

£m

As at 1st Jan 04

Movement in 2004

As at 31st Dec 2004

      386

200

586

        97

            5

102

     483

     205

688

UK GAAP
reported

                     Appendix I - Reuters net assets

IFRS*
impact

IFRS
restated

*IFRS impact includes revaluation and fair value adjustments taken directly to reserves

Development & software licences

Employee benefits

Goodwill

Taxation

Other

Post balance sheet date events (dividend)

TOTAL

Analysis of IFRS impact

1 Jan 04

2004

31 Dec 04

            51

          (11)

                  -

          (10)

          (19)

            86

            97

          (23)

          (25)

            28

            22

                 3

                  -

                 5

            28

          (36)

            28

            12

          (16)

            86

        102

REUTERS

IFRS BRIEFING

Thursday, 10 March 2005

                                    Steve Trowbridge:  Good afternoon to those of you on the webcast and to those of you here in Thomas Moore
Square.  I would like to welcome you to the Reuters IFRS briefing.  I would like to introduce David Grigson, our Chief Financial Officer, who will take you through the presentation.  Afterwards, there will be an open forum for questions, hopefully on quite an informal basis.  There are plenty of people here from the finance team, the IFRS team and so on, who can certainly help to answer any questions. Before I start, I should remind you that our comments today include forward-looking statements and that the risk factor section of our Annual Report describes certain important factors which could cause actual results to differ materially from those in our forward-looking statements today.  You can obtain copies of our Annual Report from our Corporate Relations offices in London and New York.

                                Let me now hand over to David.

David Grigson:  On these occasions, I usually have the instruction to speak slowly, but today I have been asked to speak quickly!

                                Good afternoon, everyone, and thank you for taking the time to come here and attend this presentation because I know that this has been a particularly busy day, and probably a particularly busy week, so we really appreciate it.  There will be a short presentation and then plenty of
time for questions if you would like to ask them.   Before I go into the presentation, I need to make clear that the IFRS numbers that we will be showing you today are indicative rather than final.  This is because new standards or interpretations of existing standards are being issued on a regular basis and we wish to retain the option to be early adopters, if we feel that the accounting treatment is right for us.  However, even though things may change, we believe that we have picked up all the material impacts resulting from the introduction of IFRS, so this session still represents good use of your time.

                                One final introductory point is that we are assuming an adoption date of 1 January 2004, on the basis that the SEC will allow us to provide only one year of comparatives in 2005.  Like everyone else, we do not know when the SEC will confirm this position, but we assume that they will. Objectives

                                Today, I will do two things.  First, I will show you how our 2004 results would have looked, had we reported them under IFRS and, secondly, give you some flavour of the impact of IFRS on 2005, where these are known or can be reasonably anticipated.  I have no plans to cover
Instinet today.  Instinet’s main focus has been on its own US filings, including SOX404, rather than re-stating for IFRS at this stage.  I will update you on the impact of IFRS on Instinet and the combined Reuters Group when we publish our 2005 interim results in July.

Key impacts for Reuters 2004 financial statements

What are the headline impacts of the move to IFRS for Reuters in respect of 2004.  First, within the income statement, there is no change to reported revenue.  International Accounting Standard 18, which deals with revenue recognition, is the same in all material respects to UK GAAP in relation to
Reuters.  Second, there is a small net improvement of £4 million in our reported pre tax profit, although as you will see there are a lot of moving parts which make up this small increase.  Third, had we been reporting under IFRS we would have consolidated Radianz after taking full ownership from
Equant last November, and then shown the 2004 results for Radianz on a discontinuing operations line because Radianz was being held for resale –
a transaction which you will have noticed we successfully signed rather late last night.  Cashflow is only impacted by the need to consolidate
Radianz during the period of 100% ownership.  Importantly, cashflow is not affected by any other IFRS adjustments.

                                On our adoption date of 1 January 2004 net assts on the balance sheet increased by £97 million, mainly due to the requirement to accrue for dividend in the year in which the decision to pay a dividend is made rather than the year to which the dividend relates.

Reuters – impact of  IFRS on 2004 profit and EPS

                                My next three slides show simple before and after reconciliations for our key financial statements, so on this slide I show our statutory P&L under UK GAAP, under IFRS and then the differences between them. You can see changes on every line other than the revenue line, cumulating in a £12 million increase in profits for the year which takes the £329 million which we reported under UK GAAP in February to £341 million under IFRS.  In later slides I will explain the accounting changes that give rise to the larger movement on this and on the next two slides.

Reuters – impact of IFRS on 2004 operating profit

                                Putting the spotlight on operating profit for a moment, you will see that our management definition of operating profit which is before restructuring and before amortisation and impairment charges falls by £25 million, for reasons which I will explain later, while statutory operating profit improves by £12 million because under IFRS there is no need to amortise goodwill.

Reuters – impact of IFRS on 2004 cash flow and balance sheet

                                My third before and after slide covers cashflow and net assets.  Previous cashflow is only impacted because under IFRS we are obliged to fully consolidate Radianz which generated £8 million of cash in the six weeks of full ownership in 2004. Consolidating Radianz’s cash also has the effect of reducing our year-end net debt by £43 million.

There are a number of changes going through the balance sheet. While many of these are purely presentational the single largest change is the delayed recognition of dividends.  Under IFRS dividends are accrued when declared or approved. This means that final dividends taken into
2003 and 2004 year-end balance sheets under UK GAAP have now been taken into the following year in each case under IFRS.  A full reconciliation of net assets both on the adoption date – 1 January 2004 – and at the end of 2004 is shown in the Appendix at the back of your booklet.

Reuters – movement in 2004 post-tax profit

                                Let’s start to look at the individual standards in just a little more detail.  This slide shows the £12 million increase in post-tax profit from £329 million to £341 million which you saw on the previous slide, but it breaks it down by reference to the IFRS accounting standards to which the adjustment relates. For instance, the first red bar on the chart shows that the capitalisation and impairment of development and software licence costs as required by International Accounting Standard 38 results in a net increase in costs of £20 million in 2004. The second bar shows an increase in employee benefit costs of £8 million in respect of pensions and share-based payments and so on across the slide.

Analysis of IFRS impact in 2004

                                The table in your slide booklet at the bottom shows how each line in the statutory P&L which you saw earlier is impacted by the
IFRS accounting standards referred to in this slide, and over the next few slides I will explain each of these adjustments, as I have said, in a little more detail.  Let’s start with development and software licence costs.

Reuters – development & software licence costs

                                In line with most other UK companies we have under UK GAAP historically expensed all product development and software costs as we have incurred them.  Under IFRS certain development and software costs must be capitalised.  We will deal with development first.

For us this falls into two distinct categories: product development and the development of in-house internal systems.   Most of our product
development spend in the last four years has been on maintaining and/or enhancing existing products for which we have worked to improve their competitiveness as part of Fast Forward.  Under IFRS we shall continue to expense this type of development cost.  To quality for capitalisation, product development must address a significant new market, which has not already been targeted by an existing Reuters product.

Also related, the development of in-house systems, such as the re-engineering of our order entry billing system, has previously been fully expensed as incurred.  Under IFRS, expenditure on this project and any other such project must be capitalised and amortised over the system’s useful life. The second change that IFRS  brings is that the cost of acquiring software like this and any direct costs associated with bringing that software into use must also be capitalised.

Analysis of development & software licence impact in 2004

                                How does this all impact our 2004 numbers?  As you can see from the slide in your booklet, we spent £132 million on development and acquired software licences in 2004.  Under UK GAAP all of this was expensed as incurred.  IFRS, however, requires £23 million of these development costs and all £4 million of the software licence costs expensed to be capitalised.  Now we have gone back and reviewed development expenditure and software licence costs over the last five years, and this resulted in the recognition of an intangible asset on adoption of IFRS at the beginning of 2004 of
£51 million, and the amortisation charge in respect of these previously capitalised costs now in 2004 under IFRS was £13 million.

However, IFRS also requires that all capital assets, whether acquired or internally generated, be subject to impairment review, if something happens which causes us to question that asset’s carrying value.  As part of this process, we have carried out impairment reviews on all development costs capitalised under IFRS over the last  five years, all of which, as I have said, have been previously expensed through the P&L under UK GAAP.

We have concluded that it is appropriate to take an impairment charge of £34  million in 2004 against the carrying value of these capitalised assets.  Part of this relates to the development of Reuters Knowledge for Investment Banking, which we eventually abandoned in favour of the acquired Multex platform, which gave us the Knowledge product we are selling so successfully today.

The other asset we capitalised and subsequently impaired is our new order entry billing system which is currently being thoroughly reviewed with a view to scaling the project back to more manageable proportions.  It is this large and one-off charge that causes the £20 million decrease in 2004 profits from this particular IFRS change.

Reuters – employee benefits (share based payments)

Moving on to share-based payments, under UK GAAP the cost of our long-term incentive plan and other share plans involving direct grants of shares are taken into the P&L account.  No charges have been recorded in the past for discretionary share options or save as you earn plans.  Under IFRS, the cost of all share-based awards will in future be charged against profit over the vesting period of that award.  However, only share options granted since 7
November 2002 come into scope for this IFRS standard.  As a result, the impact in 2004 from this accounting change, which of course has no effect on cash flow, is limited to the 2003 and 2004 plans but let us be clear that the charge for share-based payments will grow in 2005 and then grow again in
2006 as more plans come into scope.

Reuters – employee benefits (pension costs)

                                Now pension costs.  IAS 19 requires us to take a fair value approach for the recognition of defined benefit plan assets and liabilities.
UK GAAP takes a longer term view and ignores short-term fluctuations in asset value.  Reuters operates a small number of defined benefit plans.  This covers about 24% of our staff and, as you can see from the table that accompanies this slide in your booklet, the P&L impact of moving to IFRS was just £1 million in 2004.  The table also shows that at the end of 2004, the present value of net liabilities of these plans increased by £24 million.  IFRS allows for movement caused by actuarial gains and losses to be taken directly to reserves.

Reuters – goodwill amortisation and impairment

                                The changes related to goodwill amortisation are straightforward.  Under IFRS goodwill no longer needs to be amortised.  The £38 million of goodwill amortisation taken in 2004 under UK GAAP is not required under IFRS.  IFRS does require, however, for goodwill to be subject to an annual impairment review, which could lead to greater volatility in P&L charges going forward.  The additional £3 million impairment charge recognised in 2004 under IFRS, which is shown again in the table in your booklet, simply reflects the fact that without an amortisation charge in the year, the goodwill associated with Bridge Trading, which was impaired in anticipation of selling the business to Instinet, was £3 million higher under IFRS than under UK GAAP.

Reuters – Disposals

                                Moving to disposals, accounting for disposals is similar under IFRS except for the additional requirement to include in the profit and loss calculation any currency gains or losses in respect of the disposed business that have previously been taken directly to reserves.  Disposal  profits and losses under UK GAAP are also impacted by the amount of goodwill that has been amortised on the business being disposed since that business was acquired.  With no goodwill charge under IFRS, the carrying value of disposed businesses is likely to be higher, which means that any resulting profit on disposals is likely to be lower.  The final adjustment referred to in the table in your booklets is simply that, under IFRS, the profit on a disposal made by Radianz in 2004 is shown along with the rest of
Radianz’s results within discontinuing operations.

Reuters – Taxation

                                Moving on to taxation, we do not expect IFRS to have a material impact on our ongoing tax charges.  However, you will have noticed that the tax charge for 2004 under IFRS was lower, by some £10 million, even though IFRS profits are higher.  This is the result of some one-off transitional effects on the tax charge under IFRS, which we do not expect to recur in future years.

Reuters – expected impact of IFRS on 2005 profit and EPS

This is an important slide and so it may be worth dwelling on it for an extra minute or two.  This shows the main changes that we expect to see impact our 2005 numbers as a result of the move over to IFRS.  Clearly, it only refers to adjustments that we can reasonably quantify as we sit here today so that it excludes, for example, adjustments requiring year-end mark to market assessments such as derivatives.

Working down the slide, we expect operating costs to be impacted negatively by between £15 million and £20 million.  Share based payments will cost us about £20 million more under IFRS than under UK GAAP in 2005, while we anticipate that the net effect of development capitalisation, less amortisation, will either be neutral or give us a small benefit of possibly as much as £5 million, and you can see a range on this number.  The benefit of not having to amortise goodwill will be about £30 million, so we estimate that our 2005 post-tax profit will be between £10 million and £15 million higher under IFRS than under UK GAAP.

Reuters – 2005 Guidance

                                Finally, I thought I would take the opportunity just to confirm that, whilst the move to IFRS will affect our reported profits in 2005, it has no effect on the specific guidance that we have previously provided on our underlying recurring revenue performance in Q1, or on our Fast Forward cost savings or restructuring charges, or on our estimate of our effective tax charge.

H1 2005 Timetable

                                Looking forward, the next time you will hear from us is when we report our Q1 revenue numbers on 20 April.  Reuters revenue numbers will remain unchanged by our adoption of IFRS.

                                I will come back to our 2004 numbers again when we share with you the profitability characteristics of our customer segments on 1
June.  We will then move to full IFRS reporting at our interims in July.

                                I hope this has been helpful.  In the audience, we have the team that has been working very hard and very closely with the transition to
IFRS over the last few weeks and we would all be happy to take your questions.

Questions & Answers

                                    Guy Lamming (Cazenove):   Just going back to the slide on page 15, which is your summary of how it will impact
2005, this is the one that I – and I suppose most of us – find is the most interesting in many ways.  Could you just go through that again, slightly more slowly?  I think you said that the additional staff costs, share-based compensation, would be an additional £20 million.  Is that right?

David Grigson:  Yes.

Guy Lamming:  And is that right as a starting point for forecasting forward, to assume that that will continue at that level?

David Grigson:  Let us start with that.   I believe I said earlier that it will build in 2005 to £20 million and then build a little further in 2006.  Because it is not until 2006 that we get the full complement of share schemes with the full vesting across every one of them adding up to that full charge, and then of course in every future year you add a new scheme because one drops off, but over the first four years – 2004, 2005 and 2006 – so that is three years effectively because everything starts at the end of 2002, that builds up; so in 2006 you should assume that it will be a little bit higher again than the £20 million.

Guy Lamming:  £25 million?

David Grigson:  I think £25 million is probably not a bad estimate. It is hard for us to be specific on that number because obviously a lot of things can happen between now and then, but that is probably not an unreasonable degree of additional set up in that cost.

Guy Lamming:  Then if I followed you, you said that the development of the software licence additional cost would be in the order of ?

David Grigson:  Neutral to plus £5 million.  What we are assuming here, or what we have got budgeted in 2005 on product development and some internal systems spend that we now assume will be capitalised because it meets the criteria, we think will be somewhere in the region of £10 million to
£15 million – [ Confers] – yes, £10 million to £15 million.  Again that rather depends on exactly how much we spend of course, and we would then estimate that the amortisation charge that will flow through in respect of previously capitalised development costs and will be about £10 million. So if we are at the low end of the capitalisation range they will just net off to zero, if we end up spending a little bit more and capitalising a little bit more then it will be a slight net benefit; so about £10 million to £15 million is in the budget variable range for us for this type of expenditure.

                                    Guy Lamming:  In terms of, just with your best effort, where you are now and over the next three or four years, is that net neutral what you would expect, or is it forecast one way or the other?

                                    David Grigson:  By definition as long as you are eventually amortising everything that you have capitalised then it will be neutral over time. I guess it rather depends if you try to take a three or four year view on whether or not we have to divert – or whether we choose to divert – a higher proportion of our development efforts to new products and new initiatives rather than, as we have tended to do over the last three or four years, dedicate most of it to fixing our existing products. Clearly we will be able to give you more insight into that when we come back and talk about life after Fast Forward some time in the third quarter, but you should assume that probably the amount of capitalised development costs will grow as we focus more of it on new things, without being able to quantify that of course, and then obviously the amortisation will flow through subsequently to that.

The other thing I would say is some of you may have heard Tom say at some previous point that we have 2,000 developers in the organisation but we do not see 2,000 effective man-years of output from that. There is scope within the development arena to get better productivity from what we do, and some of the organisational changes that we have made just recently, kind of aligning development, particularly product development, up with the customer segments much more closely to the customer-facing guys will help that.  So net/net it is probably fair to say that it will be neutral over time.

Guy Lamming:  The very last question now; on the slide which gives the summary on page 8, in terms of the stuff that analysts are interested in, the development software is a recurring issue which you have talked about, employee benefits is something you have talked about, goodwill amortisation I think most of us ignore, disposal should not be a recurring item, taxation should not be a recurring item, and what was the other?

50 pages in the Report & Accounts, believe it or not.  Okay?  Not a single question in the room?

David Grigson:  There is a whole raft of things.  If you look at the table beneath that slide, if you have time to go through it –

Guy Lamming:  So that is not likely to be recurring?

David Grigson:  I think we can keep this really simple and say that development amortisation, capitalisation amortisation is relatively slow over time but may just have a slightly lumpy effect but nothing material, and that the big recurring charge which we will incur under IFRS which we didn’t previously is share-based payments.  I think I will leave it at that.

Guy Lamming:  The thing to take away from here is that I should take a look at the employee costs line and increase it by £20 million and then £25 million and then -

David Grigson:  And then leave it at that level.

Guy Lamming:  Thanks for all the work!

David Grigson:  You don’t know how much work went in to reaching that incredibly simple conclusion, because the disclosure accompanying this lot is about an extra

Paul Gooden:  I might have missed this, if you did comment on this; in terms of your operating margin it has been hit by about a percentage point in terms of the 17% to 20% target range.  Are you changing that, or will you be changing that?

                                    David Grigson:  No.  We are treating that rather like the £440m cost savings target from Fast Forward which became harder because currency moved against us and we had to save more costs to make up for the fact that the dollar savings were not accumulating in sterling terms as fast as we wanted them to; so the £440m just became harder because currency moved but we stuck with the £440m, and exactly the same for the 17% and 20%.  We are sticking with the 17% and 20%; it just became a percent harder to achieve because we now have to carry a share-
based payment cost fundamentally which we would not have incurred previously. So, we are sticking with that, that is what we aspire to, that is what we are driving for, and hopefully we will get there.

                                    Polo Tang (UBS):  Just to be absolutely clear on what you are saying about the impact on normalised numbers, because obviously goodwill is not in the normalised numbers.  So what you are saying is that if we look at the forecast for EBITA pre-restructuring somewhere between £370-400 million.  Effectively, what you are saying is of that base of £370-400 million for ’05 that comes down by £15-20 million at the bottom line?

                                    David Grigson:  That is the bottom line, yes.  A normalised EPS is exactly the same…  Anything else?  All time record.  Nothing on Radianz - everyone happy with that?

                                    Guy Lamming: You did say that as far as the Radianz cash, the impact of the change is £42 million.  Do I take it, therefore, that the cash on the balance sheet at the point of sale of Radianz was indeed £42 million?

                                    David Grigson:  Pretty well and subject to working capital adjustments as on date of completion.  No, I do not think we shall keep it all, because there are some obligations that Reuters will take on its books rather than leave them with BT in respect of things like retention benefits and so forth, so it will be a slightly smaller amount.

                                    Guy Lamming: One other question in respect of IFRS.  If you work through the turnover of Radianz as a percentage which was Reuters business and then the size of the contract over eight and a half years, it looks like the amount you would be paying of £185 million on average a year is a lot less than the amount that you are paying to Radianz, and it is quite a big spread there.  Should we take that as being the actual cost saving which will be achieved at some point?  How hard was it baked  into the Fast Forward?

                                    David Grigson:  A level of cost saving, going way back to when we did this work at the end of 2002/beginning of 2003
– a level of assumed saving was baked into Fast Forward in the fourth quarter.   Your basic arithmetic which is to take what the press release says is the expected total amount of BT’s revenue and our costs over the life of the contract and make some assumption about how much we are currently spending in effect through Radianz is right, there is a saving.  It is pretty well what we anticipated it to be, more by luck than excellent judgment I think.
We shall not get the full complement this year.  It rather depends on when this deal completes and we have talked about that before, but we will get it in
2006.  Therefore, it is in the fourth quarter.  What we also talked about is the opportunity once our products are migrated onto what BT calls ‘new world’
networks, that does give us the opportunity to rationalise a lot of our own infrastructure including things like data centres and to scale them back.

As a consequence of that, we expect further savings post-Fast Forward but we will not get any of that in the 2005/2006 period but perhaps a little in
2007 and probably most by 2008.  So there will be a little more there but, to try to come back and be specific on what that means is when we come back in the third quarter and talk about life after Fast Forward and we shall try to quantify that then.  I wish I hadn’t asked if there are any more questions!  Charles, go on – don’t feel obliged.

                                    Charles Peacock:  Now we are on the subject of Radianz, could you explain a little bit more about the nature of the network service agreement in terms of how it runs through into your costs in future: how fixed, how variable?

                                    David Grigson:  It is a contract which, in the initial phase, effectively takes everything that Radianz does, moves it into
BT and adjusts it onto what BT call a price book, which says that for every circuit there is now a price.  Whereas Radianz was a company that mostly charged on a cost plus basis, this is a price book basis.  If you add things to it, your costs go up; if you take things away, your costs will go down.  It is a contract which allows for a fair degree of flexibility but, over the first two or three years, the principal focus both on the BT  side and indeed on the
Reuters side – and it will take both of us to work very hard at it – is to make these migrations that we talked about, particularly product migrations, away from old and expensive legacy networks to cheaper and better, both from the customer perspective and ultimately from the cost perspective, modern new world networks, and there is quite a lot of IP enablement work that has to go on to make that possible.

That will take until the end of 2007 to be done, in which case we have everything on the right network, we are in the position where we can rationalise internally and take full advantage of that.  The customers are getting a much better service and the contract then allows for the same degree of ongoing flexibility which means we can add more stuff because we are growing our business and add more customers our costs go up.  If we want to take stuff away because we are losing a customer, then our costs will go down.  So it is a contract which, ultimately and importantly, promotes exactly the right behaviour in Reuters in terms of its relationship with the customers and will allow us to optimise our business model, and has an exactly aligned behaviour on the BT side of the fence as well.  Therefore, in that sense it works very well for both sides.

                                    Paul Gooden:  Just while we are off the IFRS piste and given that we are all here, would you comment on trading in February, were net sales positive?

[laughter]

                                    David Grigson:  The predicted question.  No, I would rather not on the basis that, if we get into the habit, and we shall be meeting a few times this year, of commenting on every month’s sales activities, that could ultimately do us more harm than good, if only because we all know that sales numbers are not necessarily great indicators in any given month of the way trends are moving.  We said that January had got us off to a good start because it was a positive month, it was better than our own internal budgets had assumed, so that is a good way to start the new year.  Certainly, in terms of giving you some support for why we still stuck to the 1.5% recurring revenue decline in Q1, it helps to reinforce that that was a good number.  No, I am not.  The time to come back and talk about it is when we can give you the quarter’s sales number, which we shall do including, of course, the critically important quarter end month of March and leave it at that.  Thank you all again for coming and taking the time, I really appreciate it.

-  Ends  -